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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2009

Washington, DC
110

SEC FILE NUMBER
8- 67698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring Street, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Benedict 703-810-1072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Orth, Chakler, Murnane and Company, CPAs
(Name – *if individual, state last, first, middle name*)

12060 SW 129th Court Suite 201 (Address) Miami (City) FL (State) 33186-4582 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin D Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

John Patrick Hays

Notary Public

John Patrick Hays
Notary Public, ID# 7047148
Commonwealth of Virginia
Commission EXPRs Apr 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

NORTHWEST FINANCIAL GROUP, LLC

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2008

REPORT TO THE BOARD OF MANAGERS
FOR THE YEAR ENDED DECEMBER 31, 2008

OCM&Co

A PROFESSIONAL ASSOCIATION

CPAs

Orth, Chakler, Murnane and Company, CPAs

Northwest Financial Group, LLC

Table of Contents

AUDITED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN MEMBER'S CAPITAL	4
STATEMENT OF CASH FLOWS	5
NOTES TO THE FINANCIAL STATEMENTS	6

REPORT TO THE BOARD OF MANAGERS

INDEPENDENT AUDITOR'S REPORT	1

Audited Financial Statements

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 SW 129th Court #201, Miami, Florida 33186-4582 • Telephone: 305-232-8272 FAX: 305-232-8388
www.ocmcpa.com

Douglas J. Orth, CPA, CFE
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA
James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

INDEPENDENT AUDITORS' REPORT

February 25, 2009

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying statement of financial condition of Northwest Financial Group, LLC as of December 31, 2008, and the related statement of income, membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Financial Group, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Orth, Chakler, Murnane & Company
Certified Public Accountants

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS:	
Cash and cash equivalents	$564,035
Certificates of deposit	502,109
Accounts receivable	42,490
Prepaid and other assets	22,892
Total assets	$1,131,526

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable	$38,533
Other accrued liabilities	81,777
Total liabilities	120,310
Commitments and contingent liabilities	—
MEMBERSHIP CAPITAL:	
Invested capital	555,000
Retained capital	456,216
Total membership capital	1,011,216
Total liabilities and membership capital	$1,131,526

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Financial services	$3,210,344
Interest	16,627
Rep charge	13,872
Total revenues	3,240,843
Operating expenses:	
Commission	1,357,941
Salaries	761,297
Payroll and benefits	358,566
Office operations	193,072
Professional services	123,980
Marketing	66,820
Miscellaneous	48,885
Total operating expenses	2,910,561
Net income	$330,282

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2008

Balance, December 31, 2007	$680,934
Net Income	330,282
Balance, December 31, 2008	$1,011,216

The accompanying notes are an integral
part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$330,282
Adjustments:	
Changes in operating assets and liabilities:	
Accounts receivable	86,237
Prepaid and other assets	3,131
Accounts payable and other accrued liabilities	(70,624)
Net cash provided by operating activities	349,026
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of certificates of deposit	(502,109)
Net cash provided used in investing activities	(502,109)
Net change in cash and cash equivalents	(153,083)
Beginning balance of cash and cash equivalents	717,118
Ending balance of cash and cash equivalents	$564,035

The accompanying notes are an integral
part of these financial statements.

NORTHWEST FINANCIAL GROUP, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
Northwest Financial Group, LLC ("NWFG") is a credit union service organization ("CUSO") organized in the Commonwealth of Virginia. NWFG is effective with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the state of Virginia as an introducing broker-dealer. NWFG whose principal operations are located in Herndon, Virginia, is a wholly owned subsidiary of Northwest Financial, LLC ("NWF"). NWF is a wholly owned subsidiary of Northwest Federal Credit Union ("NWFCU").

The term of NWFG is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

In connection with its activities as an introducing broker-dealer, NWFG does not hold or receive customer funds or securities. NWFG refers all customer transactions to LPL Financial Corporation whom it maintains a clearing arrangement with.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

CERTIFICATES OF DEPOSIT
Certificates of deposit are with NWFCU which may, at times, exceed federally insured limits.

ACCOUNTS RECEIVABLE
NWFG's accounts receivable are generally commissions that have been earned, but has not yet received. These receivables are deemed 100% collectible.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES
NWFG's accounts payable and other accrued liabilities are mainly comprised of funds due to employee's for compensation and benefits and certain other accrued expenses.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES
Because the organization is an LLC, it is not a taxable entity.

NOTE 2: COMMITMENTS AND CONTINGENT LIABILITIES

NWFG rents office space as well as office equipment from its parent, NWF. The rental expense related to office space and office equipment under the operating leases was approximately $92,000 and $29,000 for the year ended December 31, 2008, respectively.

NOTE 3: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWF 401(k) profit sharing plan is available to all NWFG employees who are 21 years of age. NWF makes (1) safe-harbor contributions equal to 100% of employee contributions up to 4% which are immediately 100% vested, and (2) matching contributions equal to 100% of employee contributions in excess of 4% up to 6% which vest at 33% each year for three years. The total 401(k) expense for NWFG approximated $77,000 for the year ended December 31, 2008.

NOTE 4: RELATED PARTY TRANSACTIONS

During the normal course of business, NWFG has transactions with several affiliated entities. NWFCU is the sole owner of NWFG's parent company NWF. NWF has entered into a support services agreement with its parent, NWFCU, to provide human resources, information technology, security and other services. Additionally, many of NWFG's clients are referred by NWF's parent, NWFCU.

NOTE 5: NET CAPITAL REQUIREMENTS

NWFG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a first year broker dealer, NWFG must not have aggregate indebtedness in excess of eight times its net capital. As of December 31, 2008, NWFG had net capital of $437,037, which was $427,540 in excess of its required net capital of $9,497. NWFG's ratio of aggregate indebtedness to net capital was .17 to 1.

NOTE 6: CONCENTRATIONS

Many of NWFG's customers work or reside in Washington, D. C. and the surrounding areas.

★★★★★★

Report to the Board of Managers

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 SW 129th Court #201, Miami, Florida 33186-4582 • Telephone: 305-232-8272 FAX: 305-232-8388
www.ocmcpa.com

Douglas J. Orth, CPA, CFE
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA
James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

We have audited the accompanying financial statements of Northwest Financial Group, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orth, Chakler, Murnane, and Company
Certified Public Accountants

NORTHWEST FINANCIAL GROUP, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
DECEMBER 31, 2008

AGGREGATE INDEBTEDNESS:	
Annual leave accrual	$32,102
Rep salary payable	13,892
401(k) payable	10,095
Flexible spending payable	9,320
Other accounts payable and accrued liabilities	10,568
Total aggregate indebtedness	$75,977
NET CAPITAL:	
Total member's capital from the statement of financial condition	$1,011,216
Add:	
Discretionary bonuses	44,333
Accrued liabilities	(65)
Total capital	1,055,484
Deductions:	
Nonallowable assets:	
Certificates of deposit	502,109
Cash and cash equivalents	58,694
Financial services income receivable	24,949
Prepaid assets	20,334
Other receivables	9,803
Other assets	2,558
Total non allowable assets	618,447
Net capital	$437,037
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$9,497
Excess net capital at 1000%	$429,439
Ratio of aggregate indebtedness to net capital	.17 to 1

NORTHWEST FINANCIAL GROUP, LLC
STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3
SCHEDULE II

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(I) of the Rule.

Orth, Chakler, Murnane and Company, CPAs
A Professional Association
12060 SW 129th Court #201, Miami, Florida 33186-4582 • Telephone: 305-232-8272 FAX: 305-232-8388
www.ocmcpa.com

Douglas J. Orth, CPA, CFE
Hugh S. Chakler, CPA, CISA, CITP, CFE
John J. Murnane, CPA
James A. Griner, CPA
Lori J. Carmichael, CPA
Daniel C. Moulton, CPA

February 25, 2009

To the Board of Managers of
Northwest Financial Group, LLC
Herndon, VA

In planning and performing our audit of the financial statements of Northwest Financial Group, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Orth, Chakler, Murnane, and Company
Certified Public Accountants

OCM&Co

A PROFESSIONAL ASSOCIATION

CPAs